March 9, 2012

Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.   20549

RE:
East West Bancorp Inc.
File No. 000-24939
Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011
Schedule 14A, filed April 14, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 9, 2011
Form 10-Q for the quarterly period ended June 30, 2011, filed August 8, 2011
Form 10-Q for the quarterly period ended September 30, 2011, filed November 9, 2011

Dear Mr. Nolan,

With regards to your letter of January 10, 2012, please find below East West Bancorp, Inc.’s (the “Company” or “East West”) response to your comments in connection with our Schedule 14A filed on April 14, 2011.

Comment #1:

Role of Compensation Consultant, page 8

As we requested in our letter to you dated August 2, 2010 and as you undertook in your letter to us dated August 13, 2010, please undertake to disclose more fully the scope of the compensation committee including the use of Frederic W. Cook & Co. as a consultant.  Refer to Item 407(e) of Regulation S-K.

Response:

As required by Item 407(e) of Regulation S-K, we will undertake in future filings to disclose more fully the role of the Compensation Committee, including the use of a compensation consultant.  Our disclosure will address the Compensation Committee’s role in a manner substantially similar to the following discussion of the Compensation Committee’s role in our 2011 compensation policies, procedures, and decisions:

Compensation Committee

The members of the Compensation Committee of East West Bancorp (the “Compensation Committee”) are Andrew S. Kane (Chairman), Iris S. Chan, and Paul H. Irving.  All members of the Compensation Committee have been determined by the East West Bancorp Board of Directors (the “Board”) to be independent under the standards of Rule 5605(a)(2) of the NASDAQ listing standards. In 2011, the Compensation Committee adopted its current charter which states its purpose, responsibilities and structure. The Compensation Committee’s charter can be found in the Governance Documents section of the Company’s website at http://investor.eastwestbank.com.

The Compensation Committee is responsible for:

•	Developing the overall compensation strategy and policies for the Company;

•	Developing, evaluating and approving the goals and objectives of the compensation of the CEO;

•	Evaluating and approving the individual compensation, including bonus and equity incentive compensation and perquisites of each of the Named Executive Officers;

•	Reviewing the merit increases and incentive compensation of all officers of the Company;

•	Establishing the guidelines for stock ownership for executive management of the Company;

•	Along with the Chief Risk Officer of East West Bancorp and East West Bank, reviewing the incentive compensation programs of the Company to evaluate and ensure that none encourage excessive risk;

•	Retaining outside advisors, including the compensation consultant, to provide professional counsel;

•	Developing and maintaining an effective succession plan for executive management;

•	Annually, approving the Compensation Committee Report on our Compensation Discussion and Analysis for inclusion in our annual proxy statement; and

•	Providing reports to the Board on compensation matters.

Role of Compensation Consultant

The Compensation Committee of the Board of Directors retained Frederic W. Cook & Co. (“Cook & Co.”) as its independent compensation consultant in October 2010.

The Compensation Committee has the authority to obtain assistance and advice from advisors to assist it with the evaluation of compensation matters without the approval or permission of management or the Board. The Compensation Committee uses advisors to obtain candid and direct advice independent of management, and takes steps to satisfy this objective. First, in evaluating firms to potentially provide advisory services to the Compensation Committee, the Compensation Committee considers if the firm provides any other services to the Company. In addition, while members of management may assist the Compensation Committee in the search for advisors, the Compensation Committee ultimately and in its sole discretion makes the decision to hire or engage a consultant and provides direction as to the scope of work to be conducted.  The Chairman of the Compensation Committee has evaluated the relationship of the compensation consultant with both the Company and the Compensation Committee, including the nature and amount of work performed for the Compensation Committee during the year, and concluded that the compensation consultant met the criteria as an independent advisor for both the years ended 2010 and 2011. Further, management did not retain any advisors or consultants on matters regarding compensation in 2010 or 2011. The Compensation Committee retains Cook & Co. to:

•	Assist and advise the Compensation Committee during its meetings;

•
Provide information based on third-party data and analysis of compensation programs at comparable financial institutions for the design and implementation of our executive and non-director compensation programs;

•	Compile and analyze compensation data for financial services companies;

•	Assist the Compensation Committee in forming a peer group;

•	Provide independent information as to the reasonableness and appropriateness of the compensation levels and compensation programs of the Company as compared to comparable financial services companies.

Comment #2:
Compensation Discussion and Analysis, page 12

As we requested in our letter dated August 2, 2010 and as you undertook in your letter dated August 13, 2010, please undertake to revise this section at length to disclose more fully the company’s policies and procedures with respect to the company’s executive compensation practices, including the company’s objectives with respect to its compensation programs, the specific role and procedures followed by the compensation committee, each element of overall compensation, how annual salaries were determined, etc.  Refer to Item 402(b) of Regulation S-K.  Noting that you increased compensation to your Chairman and CEO by over 100 percent from over $2.5 million in 2009 to over $5.0 million in 2010, please comply with Item 402(b)(1)(v).  Please explain your statement in the fourth paragraph on page 15 that the increase was based in part on the fact that “none of the performance shares awarded him in 2008 would vest due to the failure to meet performance conditions.”  Per Item 402(b)(2)(xiv) disclose whether you engage in any compensation benchmarking.

Response:

As required by Item 402(b) of Regulation S-K, we will undertake in future filings to disclose more fully the Company’s policies and procedures with respect to the Company’s executive compensation practices, including the Company’s objectives with respect to its compensation programs, the specific role and procedures followed by the Compensation Committee, each element of overall compensation, how annual salaries were determined, and other matters addressed in Item 402(b).

Our disclosure will address our compensation policies, procedures, and decisions in a manner substantially similar (or with additional supplemental material) to the following discussion of our 2011 compensation policies, procedures, and decisions:

Compensation Discussion and Analysis

SECTION ONE - OVERVIEW AND EXECUTIVE SUMMARY

2011 Financial Performance

East West Bancorp, Inc. achieved record net income and strong financial performance in 2011 despite industry-wide economic challenges. In 2011, East West exceeded its financial goals and made strong progress towards achieving its organizational objectives. Further, East West outperformed its peers under several key performance indicators for financial institutions.

Among the significant highlights for 2011:

•
Record Earnings – We increased net income each consecutive quarter of 2011. For the full year 2011, net income totaled a record $245.2 million, a 49% or $80.7 million increase from $164.6 million in 2010, which was also a record year of net income for East West.

•
Strong Loan Growth – Total loans not covered by our loss sharing agreements with the FDIC grew to a record $10.6 billion, an increase of 18% or $1.6 billion during the full year 2011. The growth in noncovered loans was fueled by strong growth in commercial and trade finance loans and single family loans.

•
Record Deposit Growth – Total deposits grew to a record $17.5 billion, a 12% or $1.8 billion increase during the full year 2011. Core deposits grew to a record $10.3 billion, an increase of 16% or $1.4 billion year to date.

•
Strong Capital Levels – Capital levels for the Company remain high. As of December 31, 2011, our Tier 1 risk-based capital and total risk-based ratios were 14.8% and 16.4%, respectively, over $800 million greater than the well capitalized requirements of 6% and 10%, respectively.

The compensation decisions described in this CD&A reflect the strong financial performance the Company achieved in 2011 and are consistent with the Company’s philosophy to pay for performance.

Objectives of the Company’s Executive Compensation Program

There are five primary objectives of the Company’s executive compensation program. The following table describes each objective and how it is achieved.

Compensation Program Objective	How Objective is Achieved

Support the achievement of the Company’s vision and business strategy	•	Incentive program performance objectives are tied to both financial and strategic objectives.
	•	The compensation programs provide an incentive for executives to meet and exceed Company goals.

Pay for performance, which we believe will increase long-term stockholder value	•	Compensation awards are based upon performance against Company financial and strategic goals, as well as business division goals.
	•	When goals are not achieved and when performance is below the threshold goals, there will be no bonus payouts and compensation awards will be below target levels.

Attract and retain talented executives to succeed in today’s competitive marketplace	•	Executives are held accountable for results and rewarded with above target levels when Company and business division goals are exceeded.
	•	A significant portion of compensation is equity-based.
	•	The payments of certain long-term incentive awards are deferred through vesting and holding requirements.

Align the interests of our executive officers and stockholders	•	Long-term incentive compensation awards are equity-based.
	•	Stock ownership requirements are in place for all named executives and recently increased for both the CEO and the President and COO.

Avoid creating excessive risk	•	Incentive awards are capped.
	•	Multiple performance metrics are used, including those that serve to reduce risk.
	•	The Executive Compensation Recovery Policy is applied to performance based bonus payments and to long-term performance based equity awards.
	•	The payments of certain long-term incentive equity awards are deferred through vesting and holding requirements.
•
The Compensation Committee has the authority to exercise  discretion to reduce bonus payments even if established goals are achieved, including instances in which executives engage in excessive risk taking.

Pay for Performance

The Company is committed to the compensation philosophy of paying for performance and the understanding that compensation programs serve to motivate and reward for the achievement of financial and strategic goals of the Company, which management believes will increase long-term stockholder value. The compensation of the Named Executive Officers is predominantly variable and determined by the achievement of the Company’s financial budget and performance goals. In 2011, the Company performed very well with strong profitability and record net income of $245.2 million. Additionally, the Company made strong progress in both growing and diversifying its loan portfolio, growing core deposits and maintaining strong capital levels.

Primary Elements of Company’s Executive Compensation Program

The primary elements of the Company’s executive compensation program are presented below in summary format and more fully explained in the sections that follow.

Total Rewards Element	Why We Provide It		How We Determine the Amount	What it is Intended to Reward

Base Salary	To provide a competitive level of fixed income based on:		Survey group analysis and salary survey data is utilized to establish base salary levels Annual merit increases are awarded based on individual performance and marketplace competitiveness	Individual performance, level of experience and responsibility

	•	Impact on business
	•	Relative importance of executive to organization versus other executives
	•	Experience in the job
	•	Individual performance

Performance Based Bonus	To provide performance-based pay for annual performance		Performance based:	Company performance and individual and departmental performance Development of critical company capabilities

Potential awards are based on a calculated target Strategic goals are established by CEO to develop organizational capabilities to drive growth and stockholder value
	•	Company performance measures
	•	Company strategic goals
	•	Departmental and individual performance

Long-Term Incentives (Restricted Stock Units)	To drive value creation for stockholders over the long-term		Performance based:	Rewards overall company performance and creation of stockholder value

	•	Provides at-risk performance pay opportunity for long-term performance	Equity awards are granted based on a combination of the executive’s performance and the total annual peer compensation and salary survey data

Equity awards vest through achievement of company performance measures
•
	•	Aligns with shareholder interests

Performance Based Retention Awards	To retain and provide performance based awards for executives		Performance based:	Rewards overall company performance and creation of stockholder value and encourages executives to remain with the Company and continue high level of performance

Equity awards and cash payments are granted based on a combination of the executive’s performance and the total annual peer compensation and salary survey data
	•	Retaining executives that will continue to successfully implement the Company's strategic goals

	•	Maintaining the Company's competitive advantage

Elements of Compensation: Base Salary

Base salary is a fixed portion of compensation based on a combination of salary survey data, an individual’s skills, responsibilities, experience and importance to the Company.  Actual salaries reflect an individual’s responsibilities, his or her performance in his or her role over time and other factors, such as the Compensation Committee’s (and the CEO’s in the case of other Named Executive Officers) assessment of the individual NEO’s performance. All Named Executive Officers were given salary adjustments in 2011.

Elements of Compensation: Salary Stock

In June 2009, the U.S. Department of the Treasury released regulations (the “TARP Compensation Standards”) regarding executive compensation for financial institutions participating in the U.S. Department of the Treasury’s Capital Purchase Program (“TARP”). In December 2008, the Company participated in TARP and the U.S. Treasury invested $306.5 million in East West Bancorp preferred stock. Although the Company repaid the TARP investment to the U.S. Treasury on December 29, 2010, the Company was still subject to the TARP Compensation Standards in 2011 as it related to compensation for the 2010 fiscal year. Salary stock is a form of compensation that complies with the TARP Compensation Standards and was used by the Company in 2011 to strengthen the ownership alignment between executives and stockholders, for competitive and retention purposes, and to reward the Named Executive Officers as other forms of compensation were restricted by TARP Compensation Standards. All Named Executive Officers received salary stock in 2011 as it related to compensation for the 2010 fiscal year. In determining the appropriate level of salary stock compensation in 2011, the Company determined the total value of the stock for each Named Executive Officer based on an evaluation of their performance and contributions during 2010.  Salary stock is the payment of fully vested stock each month. However, the shares are subject to transfer restrictions for an additional year after issuance to align our executives’ interests with stockholders.  The Compensation Committee has determined that as the Company is no longer subject to the TARP Compensation Standards, salary stock will not be used as a form of compensation in the future.

Elements of Compensation: Performance-Based Bonus

The Compensation Committee developed a cash incentive program (the “Performance-Based Bonus Plan”) that rewards executives for achieving critical Company goals.  The Company believes that performance-based bonus serves to motivate and reward executives for meeting or exceeding Company-wide financial and strategic goals, and departmental or individual goals. The 2011 Performance-Based Bonus Plan was structured to balance financial rewards and business risks by including multiple Company performance measures. Additionally, Named Executive Officers excluding the CEO and the President also had individual and departmental goals. The 2011 Performance-Based Bonus Plan also includes the Executive Recovery Policy, which provides a clawback of executive compensation if triggering events occur. The target award opportunity for each Named Executive Officer is expressed as a percentage of base pay.

In 2010, as a result of our participation in the TARP program, the Company did not utilize the Performance-Based Bonus Plan for Named Executive Officers.

Under the 2011 Performance-Based Bonus Plan, executives could earn formula-based incentive compensation calculated as follows:

•	75% weighting based on the achievement of corporate metrics

m
40% weighting on achieving target diluted earnings per share of $1.46. East West’s actual 2011 diluted earnings per share was $1.60, 110% of the target diluted earnings per share goal. The target earnings per share goal was determined based on the Company’s annual financial budget for 2011. The target earnings per share goal also coincides with the 2011 earnings guidance the Company provided to the public in January 2011 in its fourth quarter 2010 earnings release.  For 2011, 200% of the diluted earnings per share component was achieved because the actual earnings per share exceeded the target by 10%.

m
40% weighting on achieving target nonperforming assets to total assets ratio of 1.50% or under (excluding the impact of assets covered under loss share agreements with the FDIC). As of December 31, 2011, the nonperforming assets to total assets ratio was 0.80% and also remained below 0.90% throughout 2011. For 2011, 200% of the nonperforming assets to total assets ratio component was achieved because the actual ratio was less than 1.50%.

m
20% weighting on achieving certain loan diversification targets. The Company has certain loan diversification goals that management believes are essential to ensure reduced loan concentrations and ultimately result in lower credit costs and long-term profitability. For 2011, the Company exceeded the loan diversification targets and 200% of the loan diversification component was achieved.

•
25% weighting based on the achievement of strategic initiatives that Company management believes encompass the vision and direction of the Company, develop organizational capabilities and drive growth. Management believes that achievement of these strategic initiatives will increase both short-term and long-term profitability and ultimately, stockholder value.  The CEO made the recommendation on the achievement of the strategic intiatives and presented this information to the Compensation Committee in March 2012. For 2011, it was determined that the Company achieved 87% of the strategic initiatives component.

In 2011, the Company achieved 172% of the target corporate goals. The performance-based bonus for the CEO and President was based solely on the achievement of the corporate goals listed above. For the CFO, Chief Risk Officer and General Counsel and the Chief Human Resources Officer, 50% of their performance-based bonus was based on the achievement of the corporate goals listed above and 50% was based on individual and departmental goals. For the other executives participating in the 2011 Performance-Based Bonus Plan, 30% of their performance-based bonus was based on the achievement of the corporate goals listed above and 70% was based on individual and departmental goals. The payment of these bonuses is also subject to the Company satisfying the regulatory capital requirements administered by the Federal banking agencies to be well-capitalized.

The payment of bonuses under the Company’s Performance-Based Bonus Plan is adjusted both upwards for performance above the target goal, to a maximum level of 200% of target, and downwards for performance below the target goal. If less than 50% of the target goal is achieved for any component, there is no payment for that component for the NEOs.

Elements of Compensation: Long-Term Incentive Awards

Long-term incentive (“LTI”) awards are compensation awards that provide a strong link between the return to our stockholders and the compensation of our executives. Prior to our participation in TARP, the Compensation Committee awarded both stock options and performance-based restricted stock awards.  Subsequent to the repayment of the TARP investment by the Company, the Compensation Committee re-examined our long-term incentive award program and decided to only award performance restricted stock units (“RSU”) in 2011.  The Compensation Committee also included a deferral feature for certain awards so that the RSUs are subject to a one year vesting period after the end of the performance period.  The Compensation Committee believes that this practice aligns our Company with the best practices for long-term incentive awards, reflecting the appropriate balance between financial reward and risk.

LTI awards are generally granted in the first half of March of each year which allows the Compensation Committee adequate time to evaluate prior year performance.  The timing of the grants is generally after the filing of the annual report on Form 10-K of the Company and before the start of the Company’s “blackout period” during which insiders may not engage in Company stock transactions. The Company’s blackout periods generally start ten days before the end of each quarter. LTI awards are granted under the Company’s 1998 Stock Incentive Plan as amended, the Company’s omnibus stockholder-approved plan for equity awards to employees. The Company calculates the aggregate grant date fair value of awards at date of grant in accordance with the same standard it applies for financial accounting purposes. Consistent with the U.S. Securities and Exchange Commission regulations, the grant date fair value of 2011 LTI award equity grants for the Named Executive Officers is presented in the Summary Compensation Table and Grants of Plan-Based Awards table. Total outstanding unexercised or unvested LTI grants are shown in the Outstanding Equity Awards table.

Fifty-five percent of the value of the LTI awards the Named Executive Officers can earn is comprised of restricted stock units with a two year performance period followed by a one year vesting period. The target performance criterion for these LTI awards is that the Company’s two-year cumulative diluted earnings per share for 2011 and 2012 must meet or exceed $3.04.  Additionally, the Named Executive Officers are eligible for a 50% grant threshold if the two-year cumulative diluted earnings per share for 2011 and 2012 are at or above $2.60. Further, the Named Executive Officers will not receive any these LTI awards if the cumulative diluted earnings per share for 2011 and 2012 is below $2.60 per share. For these LTI awards, the performance period will not be completed until after the end of 2012.

Forty-five percent of the value of the LTI awards the Named Executive Officers can earn is comprised of restricted stock units with a three year vesting period. For these LTI awards, the vesting is in equal increments over the three year vesting period. Additionally, these LTI awards were subject to a 2011 net income performance criteria of $30 million in order to ensure tax deductibility under section 162(m) of the U.S. Internal Revenue Code.

For both of the LTI awards, dividend equivalents will be paid only on earned shares after the vesting periods have ended.

 Elements of Compensation: Performance-Based Retention Awards

Further, in addition to its usual annual review of officer compensation in the first quarter of the year, the Compensation Committee met in July 2011 to review long-term succession and retention planning. At that time, the Compensation Committee determined that it would be appropriate to provide special retention awards to both the CEO and the President to encourage both to remain with the Company.

The Compensation Committee recognized that it did not have in place a longer term retention program directed to the two individuals deemed most critical to the continued success of the Company in the coming years. The Compensation Committee also recognized that the recent achievements of the Company of (i) increased prominence as becoming the bridge bank between the United States and Greater Asia, (ii) growth of the Company from $1 billion to over $20 billion and (iii) increasing the market capitalization of the Company over their tenure from $40 million to $3.0 billion at December 31, 2011 were the direct result of the contributions of these two individuals. The Compensation Committee recognized the vital role these two individuals had in creating long-term value for our stockholders and that these contributions had not been appropriately recognized. Additionally, the Compensation Committee recognized the importance of retaining these two critical individuals to ensure continued strong financial performance of the Company in the coming years.

These retention awards were given in the form of performance-based cash awards for both the CEO and the President and a performance-based restricted stock award for the CEO. For the CEO, performance-based cash awards are payable on February 1, 2012, October 31, 2015 and March 31, 2016 if certain performance targets are met. Additionally, the CEO was granted a performance-based restricted stock award vesting on July 19, 2012. The restricted stock that would vest in 2012 and the cash award payable in 2012 are both subject to the Company achieving a deposit balance that is greater than the separate deposits of the Company and UCB as of the UCB acquisition date of November 6, 2009 and that is not less than 90% of the deposit balance on July 1, 2011. The vesting and payment are also subject to the Company satisfying applicable regulatory requirements for well-capitalized banks.  The retention awards payable in 2015 and 2016 are subject to the Company having diluted earnings per share of $0.65 in 2012 and satisfying applicable regulatory requirements for well-capitalized banks at the end of each fiscal year though the date of payment. For the President, performance-based cash awards are payable on October 31, 2015 and March 31, 2016 and are subject to the same performance criteria over these time periods as for the CEO.

Elements of Compensation: Benefits – Detailed Information

Our Named Executive Officers receive the same customary benefits as all other employees, including medical, dental, life, disability, and a 401(k) plan which includes company matching contributions.  The Named Executive Officers are eligible to participate in the same plans and to the same extent as most other salaried employees.

In addition, the Company sponsors a Supplemental Executive Retirement Plan (the “SERP”) which provides supplemental retirement benefits to certain Named Executive Officers. The SERP is discussed in further detail under the heading “Retirement Plans.”

Elements of Compensation: Perquisites – Detailed Information

In general, the Named Executive Officers do not have different or greater benefits than other employees with the exception of financial planning services and automobile allowances for the CEO and the President. The Compensation Committee reviews the perquisites provided to the Named Executive Officers annually as part of their overall review of executive compensation. For 2011, the Compensation Committee determined that all perquisites are within an appropriate range of competitive compensation practices based on a review of survey data provided by the outside compensation consultant.

Details about the Named Executive Officers perquisites, including the cost to the Company, are shown in the Summary Compensation Table under the “All Other Compensation” column and the accompanying narrative.

SECTION TWO – HOW WE ESTABLISH EXECUTIVE PAY

Responsibilities of the Compensation Committee
As outlined in the Company’s Corporate Governance Guidelines, the Compensation Committee is comprised entirely of independent directors and is responsible for developing and overseeing the Company’s executive compensation policies and programs. The goal of the Compensation Committee is to maintain compensation that is competitive within the markets in which the Company competes for talent and that reflects the long-term interests of Company stockholders. The Compensation Committee is responsible for:

•	Developing the overall compensation strategy and policies for the Company;
•	Developing, evaluating and approving the goals and objectives of the compensation of the CEO;

•	Evaluating and approving the individual compensation, including bonus and equity incentive compensation and perquisites of each of the Named Executive Officers;

•	Reviewing the merit increases and incentive compensation of all officers of the Company;

•	Establishing the guidelines for stock ownership for the executive management;

•
Along with the Chief Risk Officer and General Counsel of East West Bancorp and East West Bank, reviewing the incentive compensation programs of the Company to evaluate and ensure that none of them encourage excessive risk;

•	Retaining outside advisors, including the compensation consultant, to provide professional counsel;

•	Developing and maintaining a succession plan for management;

•	Annually, approving the Compensation Committee Report on our Compensation Discussion and Analysis for inclusion in our annual proxy statement; and

•	Providing reports to the Board on compensation matters.

Further, the Compensation Committee also provides recommendations to the Board with respect to compensation of directors. You can learn more about the Compensation Committee’s purpose, responsibilities, structure and other details by reading the Compensation Committee Charter which can be found in the Governance Documents section of the Company’s website at http://investor.eastwestbank.com.

Compensation Committee Resources in Setting Pay

The Compensation Committee has several resources, analytical tools and performance measures it considers in determining compensation levels as shown in the chart below:

Compensation Committee Resource	Description

Compensation Committee Consultant
The Compensation Committee has retained an independent compensation consultant, Frederic Cook and Co. (“Cook & Co.”) that reports directly to the Compensation Committee. Cook & Co. advises the Compensation Committee on trends and issues in executive compensation and provides comparative compensation information for companies with which the Company competes for talent.

The Compensation Committee has the sole authority to retain and oversee the work of the consultants, who do not provide services to Company management.

The Company's Human Resources Department	The Company’s Human Resources Department provides additional analysis, administrative support, and counsel as requested by the Compensation Committee.

The Company's Enterprise Risk Management Department	The Company’s Enterprise Risk Management Department provides additional analysis, administrative support, and counsel as requested by the Compensation Committee.

Say on Pay Proposal
The Company provides its stockholders with the opportunity to cast an annual advisory vote on executive compensation (a “say-on-pay proposal”). At the Company’s 2011 annual meeting of stockholders held on May 24th, a substantial majority of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes this affirms stockholders’ support of the Company’s approach to executive compensation. The Compensation Committee will continue to consider the outcome of the Company’s say-on-pay votes when making future compensation decisions for the Named Executive Officers.

Role of Compensation Consultant
The Compensation Committee retained Frederic W. Cook & Co. (“Cook & Co.”) as a consultant for its work in 2011.   Cook & Co. reports directly to the Compensation Committee and is independent of management and does not do any other work for the Company.

Cook & Co. advises the Compensation Committee on trends and issues in executive compensation and the executive compensation of comporable financial institutions. It consults on the competitiveness of the compensation structure for the Company’s executive officers and provides advice and recommendations related to proposed compensation and the design of our compensation programs.

More specifically, Cook & Co. conducted a review of compensation levels for certain senior executives at the Company. Cook & Co. collected data to create a peer group “Survey Group” where the roles and responsibilities of the senior executives closely matched those of our senior executives. Criteria used to create the Survey Group were, among other criteria, total assets, net income and market capitalization. This Survey Group was used as the basis to review the compensation levels of executive management that report to either the CEO or the President.  Competitive comparisons on the following pay elements were reviewed: base salary; target performance-based bonus (as a percentage of salary); actual annual cash compensation; long-term incentives; and actual total direct compensation.

The Survey Group is periodically evaluated and updated by Cook & Co. to ensure the companies in the group remain relevant. The Survey Group is comprised of 16 companies ranging in total asset size between $10 billion to $60 billion, with a median total asset size of $20 billion and comprised of the following companies:

Associated Banc-Corp BOK Financial Corp. Cathay General Bancorp City National Corp. Commerce Bancshares Inc. Cullen/Frost Bankers Inc. First Citizens BancShares Inc. First Horizon National Corp.	Fulton Financial Corp. Huntington Bancshares Inc. New York Community Bancorp Peoples United Financial Inc. SVB Financial Group Synovus Financial Corp. Webster Financial Corp. Zions Bancorp

Factors and Steps in Setting Pay

Compensation for the Named Executive Officers is generally evaluated and set annually by the Compensation Committee in the first half of March of each year based on the latest available Survey Group compensation data and outside salary survey data along with Company business department and individual performance data.  An individual executive’s compensation is generally established after considering the following factors:

•	Survey group and salary survey data at the 50th percentile, along with the 25th and 75th percentile levels for similar jobs and responsibilities in the market

•	The Company’s performance against financial measures including earnings per share

•	The Company’s performance relative to strategic inititatives approved by the Compensation Committee

•	Business climate, economic conditions and other factors

The CEO makes recommendations to the Compensation Committee regarding compensation for all other NEOs and certain senior executives after reviewing their performance. Compensation data from the Company’s Survey Group and a salary survey for similar jobs and job levels are considered for base pay adjustments. Achievement against performance goals and the executive’s individual contribution toward Company objectives are considered in determining the annual performance award payout.  When making pay recommendations to the Compensation Committee, the CEO uses discretion and takes into consideration, among other things, individual contributions and relative importance of certain executives compared to other executives. The Compensation Committee is responsible for reviewing and approving compensation for the NEOs and has broad discretion when finalizing compensation types and amounts.

With respect to the CEO, the Compensation Committee annually reviews and approves the corporate goals and objectives relevant to compensation, evaluates performance against those objectives and approves compensation level based on that evaluation. With the assistance of the compensation consultant, the Compensation Committee considers the Company’s Survey Group and salary survey data on base pay, performance-based bonus targets and LTI awards and uses broad discretion when setting compensation types and amounts for the CEO. The CEO does not participate in any deliberations regarding his own compensation.  The Compensation Committee is responsible for approving the CEO’s and the other senior executive annual compensation and informing the Board of Directors of its actions.

SECTION THREE –2011 COMPENSATION DECISIONS FOR NAMED EXECUTIVE OFFICERS

The following contributions and achievements were taken into consideration by the Compensation Committee in making the 2011 compensation decisions.  The 2011 performance-based bonus awards were based on 2011 financial performance and paid to the Named Executive Officers in March 2012.

Dominic Ng
Mr. Ng serves as Chairman of the Board and Chief Executive Officer of East West Bancorp and East West Bank. Mr. Ng’s leadership has been instrumental in the success of the Company and the value created for our shareholders since he joined the Company as Chief Executive Officer twenty years ago. Since that time, the market capitalization of the Company has increased from $40 million to $3.0 billion as of December 31, 2011.

Recently, Mr. Ng’s leadership was crucial in navigating the Company through the financial crisis and then leading the Company in the 2009 acquisition of United Commercial Bank (“UCB”) from the Federal Deposit Insurance Corporation. The acquisition of UCB was a transformational acquisition for East West, as it was one of the Company’s largest competitors focused on the Chinese-American market and nearly doubled the size of the Company. Subsequent to the acquisition of UCB, Mr. Ng led the successful integration of UCB, the largest and most complex acquisition in the history of the Company.

The Company has emerged from the credit crisis stronger, more profitable and better positioned to pursue future growth opportunities. The 2011 compensation decisions of the Compensation Committee below reflect the long-term vision and leadership Mr. Ng has provided and the strong financial performance the Company achieved in 2011 with record net income, improved credit quality and strong capital levels. Additionally, 2011 compensation decisions of the Compensation Committee also include salary stock awarded in 2011 for 2010 fiscal year performance and a special retention award for future performance and retention of Mr. Ng.

Mr. Ng received base salary in 2011 of $941,667. During the year, his salary was increased from $900,000 to $1,000,000 effective August 1, 2011. Mr. Ng also received a performance-based bonus award of $2,580,000 in March 2012 related to the 2011 fiscal year for total cash compensation of $3,521,667 related to the 2011 fiscal year. Mr. Ng also received performance-based LTI equity awards of $1,500,000 in 2011 resulting in total direct compensation of $5,021,667 for 2011.

Mr. Ng’s performance-based bonus award of $2,580,000 was 172% of his target bonus and was determined based on achieving the corporate goals under the formula-based Performance-Based Bonus Plan described above. Mr. Ng’s target bonus for 2011 was 150% of his base salary. Mr. Ng’s performance-based LTI equity award of $1,500,000 is subject to performance and vesting criteria. The performance criterion of 45% of the performance-based LTI equity award has been met. The remaining 55% of the performance-based LTI equity award is subject to a 2-year performance period which will not be completed until after the end of 2012. All performance-based long-term incentive equity grants are subject to a 3-year vesting schedule.

Additionally, Mr. Ng received salary stock of $2,200,000 in March 2011 related to the 2010 fiscal year. As discussed above, salary stock is a form of compensation that complies with the TARP Compensation Standards and was used by the Company in 2011 to strengthen the ownership alignment between executives and stockholders, for competitive and retention purposes, and to reward the Named Executive Officers as other forms of compensation were restricted by TARP Compensation Standards.

Further, as stated above, in August 2011, the Compensation Committee granted Mr. Ng special retention awards to provide him with additional incentive to remain with the Company for the continued future. In doing so the Compensation Committee recognized the contributions Mr. Ng had over his twenty year tenure as CEO of the Company and that his leadership is critical to the future success of the Company. The Compensation Committee approved special performance-based cash awards for Mr. Ng of three $2,500,000 payments, payable February 1, 2012, October 31, 2015 and March 31, 2016, if certain performance targets are met. The Compensation Committee also awarded a special performance-based restricted stock grant of $2,500,000 vesting on July 19, 2012. The restricted stock that will vest in 2012 and the cash award payable in 2012 are both subject to the Company achieving a deposit balance that is greater than the separate deposits of the Company and UCB as of the UCB acquisition date of November 6, 2009 and that is not less than 90% of the deposit balance on July 1, 2011. The vesting and payment are also subject to the Company satisfying applicable regulatory requirements for well-capitalized banks.  The retention awards payable in 2015 and 2016 are subject to the Company having diluted earnings per share of $0.65 in 2012 and satisfying applicable regulatory requirements for well-capitalized banks at the end of each fiscal year though the date of payment.

In comparison, Mr. Ng received base salary and total cash compensation of $883,333 in 2010. Mr. Ng also received salary stock of $2,200,000 in March 2010 related to the 2009 fiscal year. Mr. Ng did not receive performance-based bonus or stock awards in 2010.

Julia Gouw
Ms. Gouw serves as President and Chief Operating Officer of East West Bancorp and East West Bank. Ms. Gouw has provided strong leadership since she joined the Company in 1989 and has served in various leadership positions in the past including Chief Financial Officer and Chief Risk Officer. Ms. Gouw’s strong leadership before, during and after the financial crisis and her contributions in executing the integration of UCB greatly contributed to the stronger, more profitable organization the Company is today. The Compensation Committee recognized Ms. Gouw’s contribution to the strong financial performance of the Company in 2011 in awarding the 2011 compensation decisions below. Additionally, 2011 compensation decisions of the Compensation Committee also include salary stock awarded in 2011 for 2010 fiscal year performance and a special retention award for future performance and retention of Ms. Gouw.

Ms. Gouw received base salary in 2011 of $541,667. During the year, her salary was increased from $500,000 to $550,000 effective March 1, 2011. Ms. Gouw also received a performance-based bonus award of $946,000 in March 2012 related to the 2011 fiscal year for total cash compensation of $1,487,667 related to the 2011 fiscal year. Ms. Gouw also received performance-based LTI equity awards of $500,000 in 2011 resulting in total direct compensation of $1,987,667 for 2011.

Ms. Gouw’s performance-based bonus award of $946,000 was 172% of her target bonus and was determined based on achieving the corporate goals under the formula-based Performance-Based Bonus Plan described above. Ms. Gouw’s target bonus for 2011 was 100% of her base salary. Ms. Gouw’s performance-based LTI equity award of $500,000 is subject to performance and vesting criteria. The performance criterion of 45% of the performance-based LTI equity award has been met. The remaining 55% of the performance-based LTI equity award is subject to a 2-year performance period which will not be completed until after the end of 2012. All performance-based long-term incentive equity grants are subject to a 3-year vesting schedule.

Additionally, Ms. Gouw received salary stock of $900,000 in March 2011 related to the 2010 fiscal year. As discussed above, salary stock is a form of compensation that complies with the TARP Compensation Standards and was used by the Company in 2011 to strengthen the ownership alignment between executives and stockholders, for competitive and retention purposes, and to reward the Named Executive Officers as other forms of compensation were restricted by TARP Compensation Standards.

As part of the review of long-term succession planning and retention planning discussed above with reference to Mr. Ng, for the same reasons, the Compensation Committee approved special performance-based cash awards for Ms. Gouw of two $1,250,000 payments, payable October 31, 2015 and March 31, 2016.  These performance-based compensation awards are contingent on the Company meeting the same performance criteria over these time periods as for Mr. Ng.

In comparison, Ms. Gouw received base salary and total cash compensation of $500,000 in 2010. Ms. Gouw also received restricted stock of $250,005 in March 2010 related to the 2009 fiscal year. Ms. Gouw did not receive performance-based bonus or stock awards in 2010.

Douglas Krause
Mr. Krause serves as Executive Vice President, Chief Risk Officer, General Counsel and Corporate Secretary of East West Bancorp and East West Bank. Mr. Krause joined the Company in 1996 and since that time has played a key role in the success of the Company through his role in leading the Company’s legal, compliance, security and governance functions and for overseeing and coordinating the enterprise risk management function of the Company. The Compensation Committee recognized Mr. Krause’s contribution to the strong financial performance of the Company in 2011 in awarding the 2011 compensation decisions below. Additionally, 2011 compensation decisions of the Compensation Committee also include salary stock awarded in 2011 for 2010 fiscal year performance for Mr. Krause.

Mr. Krause received base salary in 2011 of $320,833. During the year, his salary was increased from $300,000 to $325,000 effective March 1, 2011. Mr. Krause also received a performance-based bonus award of $289,575 in March 2012 related to the 2011 fiscal year for total cash compensation of $610,408 related to the 2011 fiscal year. Mr. Krause also received performance-based LTI equity awards of $151,000 in 2011 resulting in total direct compensation of $761,408 for 2011.

Mr. Krause’s performance-based bonus award of $289,575 was 149% of his target bonus. 50% of his performance-based bonus award was based on achieving the corporate goals under the formula-based Performance-Based Bonus Plan described above and 50% was based on achieving individual and departmental goals. The Company achieved 172% of the corporate goals and Mr. Krause achieved 125% of his individual and departmental goals, resulting in the payout of 149% of his target bonus. Mr. Krause’s target bonus for 2011 was 60% of his base salary. Mr. Krause’s performance-based LTI equity award of $151,000 is subject to performance and vesting criteria. The performance criterion of 45% of the performance-based LTI equity award has been met. The remaining 55% of the performance-based LTI equity award is subject to a 2-year performance period which will not be completed until after the end of 2012. All performance-based long-term incentive equity grants are subject to a 3-year vesting schedule.

Additionally, Mr. Krause received salary stock of $270,000 in March 2011 related to the 2010 fiscal year. As discussed above, salary stock is a form of compensation that complies with the TARP Compensation Standards and was used by the Company in 2011 to strengthen the ownership alignment between executives and stockholders, for competitive and retention purposes, and to reward the Named Executive Officers as other forms of compensation were restricted by TARP Compensation Standards.

In comparison, Mr. Krause received base salary and total cash compensation of $296,302 in 2010. Mr. Krause also received restricted stock of $135,000 in March 2010 related to the 2009 fiscal year. Mr. Krause did not receive performance-based bonus or stock awards in 2010.

Irene Oh
Ms. Oh serves as Executive Vice President and Chief Financial Officer of East West Bancorp and East West Bank. Ms. Oh is responsible for leading the Company’s finance, treasury, accounting, secondary marketing, and investor relations functions.  Ms. Oh played a key role in the Company’s mergers and acquisitions activity through due diligence efforts and accounting for the UCB and Washington First International Bank (WFIB) acquisitions.  The Compensation Committee recognized Ms. Oh’s contribution to the strong financial performance of the Company in 2011 in awarding the 2011 compensation decisions below. Additionally, 2011 compensation decisions of the Compensation Committee also include salary stock awarded in 2011 for 2010 fiscal year performance for Ms. Oh.

Ms. Oh received base salary in 2011 of $291,667. During the year, her salary was increased from $250,000 to $300,000 effective March 1, 2011. Ms. Oh also received a performance-based bonus award of $289,800 in March 2012 related to the 2011 fiscal year for total cash compensation of $581,467 related to the 2011 fiscal year. Ms. Oh also received performance-based LTI equity awards of $151,000 in 2011 resulting in total direct compensation of $732,467 for 2011.

Ms. Oh’s performance-based bonus award of $289,800 was 161% of her target bonus. 50% of her performance-based bonus award was based on achieving the corporate goals under the formula-based Performance-Based Bonus Plan described above and 50% was based on achieving individual and departmental goals. The Company achieved 172% of the corporate goals and Ms. Oh achieved 150% of her individual and departmental goals, resulting in the payout of 161% of her target bonus. Ms. Oh’s target bonus for 2011 was 60% of her base salary. Ms. Oh’s performance-based LTI equity award of $151,000 is subject to performance and vesting criteria. The performance criterion of 45% of the performance-based LTI equity award has been met. The remaining 55% of the performance-based LTI equity award is subject to a 2-year performance period which will not be completed until after the end of 2012. All performance-based long-term incentive equity grants are subject to a 3-year vesting schedule.

Additionally, Ms. Oh received salary stock of $225,000 in March 2011 related to the 2010 fiscal year. As discussed above, salary stock is a form of compensation that complies with the TARP Compensation Standards and was used by the Company in 2011 to strengthen the ownership alignment between executives and stockholders, for competitive and retention purposes, and to reward the Named Executive Officers as other forms of compensation were restricted by TARP Compensation Standards.

In comparison, Ms. Oh received base salary and total cash compensation of $250,072 in 2010. Ms. Oh also received restricted stock of $124,994 in March 2010 related to the 2009 fiscal year. Ms. Oh did not receive performance-based bonus or stock awards in 2010.

James T. Schuler
Mr. Schuler serves as Executive Vice President Chief Human Resources Officer of East West Bank. Since Mr. Schuler joined East West Bank in 2010, his leadership has been critical in ensuring that the management and development of our most valuable asset, our employees, are strengthened. Mr. Schuler is responsible for ensuring effective recruitment, overseeing our staffing programs, and ensuring appropriate succession planning. The Compensation Committee recognized Mr. Schuler’s contribution to the strong financial performance of the Company in 2011 in awarding the 2011 compensation decisions below. Additionally, 2011 compensation decisions of the Compensation Committee also include salary stock awarded in 2011 for 2010 fiscal year performance for Mr. Schuler.

Mr. Schuler received base salary in 2011 of $283,333. During the year, his salary was increased from $275,000 to $285,000 effective March 1, 2011. Mr. Schuler also received a performance-based bonus award of $215,000 in March 2012 related to the 2011 fiscal year for total cash compensation of $498,333 related to the 2011 fiscal year. Mr. Schuler also received performance-based LTI equity awards of $151,000 in 2011 resulting in total direct compensation of $649,333 for 2011.

Mr. Schuler’s performance-based bonus award of $215,000 was 151% of his target bonus. 50% of his performance-based bonus award was based on achieving the corporate goals under the formula-based Performance-Based Bonus Plan described above and 50% was based on achieving individual and departmental goals. The Company achieved 172% of the corporate goals and Mr. Schuler achieved 130% of his individual and departmental goals, resulting in the payout of 151% of his target bonus. Mr. Schuler’s target bonus for 2011 was 50% of his base salary. Mr. Schuler’s performance-based LTI equity award of $151,000 is subject to performance and vesting criteria. The performance criterion of 45% of the performance-based LTI equity award has been met. The remaining 55% of the performance-based LTI equity award is subject to a 2-year performance period which will not be completed until after the end of 2012. All performance-based long-term incentive equity grants are subject to a 3-year vesting schedule.

Additionally, Mr. Schuler received salary stock of $100,000 in March 2011 related to the 2010 fiscal year. As discussed above, salary stock is a form of compensation that complies with the TARP Compensation Standards and was used by the Company in 2011 to strengthen the ownership alignment between executives and stockholders, for competitive and retention purposes, and to reward the Named Executive Officers as other forms of compensation were restricted by TARP Compensation Standards.

In comparison, Mr. Schuler received base salary and total cash compensation of $166,763 in 2010. Mr. Schuler was hired on May 24, 2010. Mr. Schuler did not receive performance-based bonus or stock awards in 2010.

SECTION FOUR – EXECUTIVE COMPENSATION GOVERNANCE

In addition to adhering to the processes described in the preceding sections, the Compensation Committee has adopted several policies related to executive compensation as detailed below.

Stock Ownership Guidelines

The Company has minimum stock ownership guidelines in place for its Named Executive Officers and other senior executives which are reviewed periodically to ensure relevance.  Specific stock ownership requirements vary by job level and are determined by applying a multiple between one and six to the base salary midpoint. The guideline values are converted to a fixed share amount for each job level.

The CEO is required to own stock with a value of six times base salary, the COO is required to own stock with a value of three times base salary and the other Named Executive Officers are required to own stock with a value equal to base salary. The executives are given five years to achieve the ownership guideline for their job level following promotion to that level.  For purposes of these guidelines, stock ownership includes Company common stock beneficially owned (including stock owned by immediate family members), restricted shares, performance shares vested but not yet delivered, and stock held beneficially through the Company’s 401(k) Plan. The share guidelines were reviewed by the Compensation Committee in 2011 and were increased to the levels described above.  The new levels were determined to be appropriate relative to market practice after a review of information provided by the compensation consultant.

Change-in-Control and Severance Arrangements

East West Bank, the Company’s principal subsidiary, has entered into employment agreements with Mr. Dominic Ng, Chairman and CEO, Mr. Douglas Krause, Chief Risk Officer and General Counsel, and Mr. James T. Schuler, Executive Vice President and Chief Human Resource Officer, which include severance arrangements. This is intended to ensure that the Bank will be able to maintain a stable and competent management base. The Compensation Committee adopted what it believes were market competitive arrangements at the time the contracts were entered into. The contracts of Mr. Ng and Mr. Krause were entered into in 1997 and 1998, respectively, and provide for a severance payment equal to three times the executive’s base salary and bonus for a job loss in certain circumstances; the contracts were subsequently amended at the suggestion of the executives to remove tax gross up rights that were market competitive when the contracts were entered into but are no longer so. The contract of Mr. Schuler was entered into in 2011 and provides for a severance payment equal to one year of the executive’s base salary for a job loss in certain circumstances. The Company believes that these arrangements are in the best interest of the stockholders as they do not pay any benefits to an executive unless he or she is negatively affected by an event that the Board deems to be in the best interest of the Company stockholders.

Executive Compensation Recovery Policy

The Company has adopted an Executive Compensation Recovery Policy for Named Executive Officers approved by the Compensation Committee. Under this policy, all annual performance-based bonus payments and annual long term incentive awards will be subject to clawback in the event of a restatement of the earnings on which the performance bonus payments are based. The officer will be required to repay the Company the amount of any incentive payment or incentive award received in excess of what would have been paid based on the restated numbers. The clawback will be required without regard to the reason for the restatement.

Tax Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code generally limits the tax deductibility of compensation paid by a public company to its CEO and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation meeting certain requirements. Although the Company does consider the impact of this rule when making compensation decisions, the Company policy does not require all executive compensation to be tax-deductible. In the interest of flexibility and overall benefit for the Company’s stockholders, the Compensation Committee will continue to facilitate the awarding of responsible but adequate executive compensation while taking advantage of Section 162(m) whenever feasible.

Trading Restrictions; Pledging Stock

As set forth in the Company’s Insider Trading Policy, it is against Company policy for all employees, including its executive officers, to engage in speculative transactions in Company securities, which include but are not limited to trades in puts or calls in Company securities or selling Company securities short.  It is also against Company policy for Named Executive Officers to pledge their shares in the Company.

Compensation Program Risk Analysis

The Compensation Committee reviewed the Company’s compensation policies and practices for our Named Executive Officers, as well as the incentive plans for other employees and determined that our incentive compensation programs are not reasonably likely to have a material adverse effect on the Company. To conduct this review, the Company completed an inventory of its incentive compensation plans and policies. This evaluation covered a wide range of practices and policies including: the balanced mix between pay elements, short and long term programs, caps on incentive payouts, governance controls in place to establish, review and approve goals, use of multiple performance measures, Committee discretion on individual awards, use of stock ownership guidelines, use and provisions in severance/change of control policies, use of the Executive Compensation Recovery Policy and Committee oversight of compensation programs.

The Compensation Committee also evaluated, along with the Company’s Chief Risk Officer and General Counsel, Mr. Douglas Krause, the conformity of the criteria and targets with the risk profile of the Company and whether the proposed goals or the structure of the awards might have the inadvertent effect of encouraging excessive risk or other undesirable behavior.

Specific Comments for 2010 Compensation

Below, we address your specific comments relating to 2010 compensation.

Comment:

Noting that you increased compensation to your Chairman and CEO by over 100 percent from over $2.5 million in 2009 to over $5.0 million in 2010, please comply with Item 402(b)(1)(v).

Response:

With regards to the increase in the compensation of the Chairman and CEO from 2009 to 2010, please note that the granting of salary stock in the amount of $2,200,000 on March 2, 2010, accounts for over 85% of the difference between his compensation in 2009 and 2010.

Prior to 2010, Mr. Ng has not received an increase in base salary since 2007. Because of the nationwide financial crisis, in 2008, prior to the release of the TARP Compensation Standards, Mr. Ng had recommended to the Compensation Committee that no year-end compensation be paid to him or to any other Named Executive Officers for 2008 performance and that his base pay remain unchanged.

In December 2008, the Company participated in the U.S. Department of the Treasury’s Capital Purchase Program and became subject to Section 111 of the Emergency Economic Stimulus Act of 2009 (“EESA”), as amended by the American Recovery and Reinvestment Act of 2009. In June of 2009, the U.S. Department of the Treasury released the TARP Compensation Standards which placed specific prohibitions on the nature of compensation to certain Senior Executive Officers.  In consideration of these standards, the Compensation Committee did not award Mr. Ng or any other Named Executive Officers with any year-end bonus, restricted stock, or incentive compensation for 2009. Additionally, Mr. Ng recommended to the Compensation Committee that his base pay remain unchanged in 2009.

In connection with the Compensation Committee’s annual review of executive compensation arrangements in early 2011, the Compensation Committee determined that modifications to the compensation of the Company’s CEO, Mr. Ng, were necessary in order to maintain a competitive compensation level and for retention purposes. Although the Company had achieved many successes in 2009 with the return to profitability and the transformation acquisition of UCB, the Compensation Committee and Mr. Ng deemed it only appropriate to wait until after successful execution of the full integration of UCB before making any modifications to Mr. Ng’s compensation level. As the acquisition of UCB was the largest and most complex acquisition in the history of the Company, the completion of the integration was critical to the success of the Company.

The Compensation Committee believes that the award of salary stock was appropriate and complied with the TARP Compensation Standards and achieved its objectives of raising Mr. Ng’s compensation to a more appropriate level, rewarding him for the Company’s strong financial performance in 2010, and further reinforcing the ownership alignment with stockholders. As stated above, the Company is committed to the philosophy of paying for performance. Although the Compensation Committee did not utilize a specific formula to determine the amount of salary stock to be granted, they considered many factors when deciding upon the amount.  These factors included:

•	the Company, under Mr. Ng’s leadership, had record earnings in 2010 of $164.6 million;

•	Mr. Ng’s leadership and vision have been instrumental in the success of the Company;

•	the value created for our stockholders since Mr. Ng joined the Company as CEO twenty years ago;

•	Mr. Ng’s leadership and contributions in navigating the Company through the financial crisis, proactively identifying problems, raising capital and managing risk;

•
Mr. Ng’s leadership and contributions in positioning the Company to be able to acquire United Commercial Bank (UCB), successfully executing the acquisition of UCB in late 2009, subsequently successfully fully integrating UCB in 2010, the largest and most complex acquisition in the history of the Company and a transformational transaction for the Company;

•	To provide an additional retention incentive for Mr. Ng;

•	the pre-2009 compensation level for Mr. Ng;

Comment:

Please explain your statement in the fourth paragraph on page 15 that the increase was based in part on the fact that “none of the performance shares awarded him in 2008 would vest due to the failure to meet performance conditions.”

Response:

The Company and the Compensation Committee firmly believe in the pay for performance philosophy. In 2010, the Company recorded net income of $164.6 million, the highest in its history. Additionally, the Compensation Committee believes it is an important objective to strengthen the ownership alignment between management and stockholders.  Accordingly, in determining that is was appropriate to provide Mr. Ng with salary stock in 2010, the Compensation Committee considered that the CEO had not received any equity awards in 2009 because of the Company’s participation in TARP and that none of the 2008 performance shares awarded to him would vest in determining it appropriate to provide Mr. Ng with salary stock in 2010.  In the judgment of the Compensation Committee, providing Mr. Ng with salary stock in 2010 served a dual purpose to pay for strong financial performance in 2010 and to strengthen the ownership alignment between management and stockholders.

Please be advised that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Douglas P. Krause
Douglas P. Krause
Executive Vice President, Chief Risk Officer and General Counsel